SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2008

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi
Kaya Richard J. Beaujon z/n
P.O. Box 837
Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

-FOR IMMEDIATE RELEASE-

SAPIENS ANNOUNCES LAUNCH OF MICROSOFT BASED
TECHNOLOGY PLATFORM AND ESTIMATES $2 MILLION TO $3
MILLION REVENUES FROM THE PRODUCT IN THE FIRST YEAR

Tel Aviv, August 6, 2008 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced that it has launched a Microsoft and .NET based technology platform for the development of enterprise software applications. The new platform has special capabilities for the insurance and finance sector, which requires the agility and dynamic properties of the Sapiens product. The first beta customers have commenced using the new platform in Japan and Sapiens estimates that the new platform will generate between $2 million and $3 million in revenues during the first year of its launch.

According to Sapiens, the cooperation with Microsoft was created due to a market demand that the Sapiens’ solution be suited to Microsoft’s development and information technology (IT) environment and following synchronization of the technological roadmaps of the products of each of Sapiens and Microsoft

The new platform broadens Sapiens’ existing successful product line installed at hundreds of enterprise customers on the basis of Sapiens’ flagship product, Sapiens eMerge™. The new platform will be included in the line of products offered by Sapiens to its enterprise customers, with special focus on the financial and insurance sectors. Sapiens eMerge™, is a rules-based model driven development suite which enables true agility in solution development for complex mission-critical enterprises to deliver new functionality, achieve legacy modernization and enterprise application integration.

Under this initiative Sapiens provides both its innovative model driven development environment and its’ Microsoft and .NET targeted application server on windows and windows server versions and integrated with Microsoft enterprise ecosystem products like SQL server 2005, system-center and biztalk server.

Oren Dror, Vice President, Enterprise partners and customers division, Microsoft Israel, said: “The cooperation between Microsoft and Sapiens will enable the most advanced technologies of these two companies to service their respective customers and will enable them to benefit from independent development capabilities, quick response time and development costs saving. The new platform will also enable IT managers of organizations to benefit from reliable solutions which directly support mission-critical enterprises.”

Roni Al-dor, President and Chief Executive Officer of Sapiens said today: “The new platform represents a breakthrough in the field of guided model development and increases Sapiens’ advantage in development speed and efficiency for enterprises operating in varied environments and especially organizations in the financial and insurance sectors which are highly regulated and competitive. The partnership with Microsoft is another layer in Sapiens’ strategy of an open, integrative product through its work with Unified Modelling Language (UML) and integration with the Microsoft environments.”

About Sapiens International
Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY  and TASE: FORT), which is a member of the Emblaze Group (LSE: BLZ.L) is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens’ clients include AXA, ING, Liverpool Victoria, Menora Mivtachim, Norwich Union, Occidental Fire & Casualty, OneBeacon, Principal Financial Group, Santam and Texas Farm Bureau among others. For more information, please visit http://www.sapiens.com.

Company Contact:
Roni Giladi	Roni Al-Dor
Chief Financial Officer	Chief Executive Officer
Sapiens International	Sapiens International
Tel: +972-8-938-2721	Tel: +972-8-938-2721
E-mail: IR.Sapiens@sapiens.com	E-mail: IR.Sapiens@sapiens.com

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by Sapiens with the Securities and Exchange Commission, which Sapiens urges investors to consider)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2008	Sapiens International Corporation N.V. (Registrant) By: /s/ Roni Giladi —————————————— Roni Giladi Chief Financial Officer